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CONTACTS:
LORUS THERAPEUTICS INC.                         CANADIAN MEDIA CONTACT:                         US MEDIA CONTACT
Corporate Communications                        Hugh Mansfield                                  Jennifer Taylor
Grace Tse                                       Mansfield Communications Inc.                   Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380                    Tel: (416) 599-0024                             Tel:  (212) 370-5045
Email:  ir@lorusthera.com                       Email:  hugh@mcipr.com                          Email:jennifer@mcipr.com
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           LORUS THERAPEUTICS PUBLISHES RESULTS OF NOVEL GENE THERAPY
                           APPROACH FOR COLON CANCER

           - Tumor suppression of colon cancer in pre-clinical tests -




TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 1, 2003 - Scientists at Lorus Therapeutics Inc. ("Lorus") have published the results of experimental studies aimed at developing an anti-cancer gene therapy based on over-expression of a novel tumor suppressor gene in colon cancer cells. The results appear in an article entitled, "Adenovirus-mediated Ribonucleotide Reductase R1 Gene Therapy of Human Colon Adenocarcinoma" in the October 1 issue (Volume 9, issue 12, page 4553-4561) of Clinical Cancer Research.

The publication presents the results from studies demonstrating that the large subunit of ribonucleotide reductase (RNR), R1, acts as a novel tumor suppressor that, as a gene therapy, has the potential to treat colon cancer.

A virally encoded human R1 gene was delivered into tumor cells by infection resulting in high expression levels of the R1 protein. Over-expression of R1 decreased tumor cell growth in a number of colon cancer cell lines in culture. Furthermore, pre-treatment of colon cancer cells with a recombinant virus encoding R1 resulted in decreased growth of tumors after implantation of the treated cells into mice.
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Most importantly, a dramatic and sustained decrease in tumor growth resulted when human colon tumors implanted into mice were directly injected once a day for a total of five times, with a recombinant virus encoding R1, suggesting the treatment is clinically feasible. The anti-tumor activity was specific to expression of the R1 gene as evidenced by the superior efficacy over the same virus encoding a gene other than R1.

"The expansion of Lorus' research to include development of a viral-based gene therapy demonstrates our commitment to the discovery of novel cancer therapies. Publication in a highly regarded scientific journal, such as Clinical Cancer Research, adds confidence to both our scientific capabilities and to our approach to drug discovery and development," said Dr. Jim Wright, CEO of Lorus.

Dr. Yun Yen from the Department of Medical Oncology & Therapeutics Research at the City of Hope National Medical Center is a leading researcher on RNR involvement in tumorigenesis and metastasis and provides a commentary on the Lorus discovery in the "The Biology Behind" section of the same issue of Clinical Cancer Research (page 4304-4308), entitled, "Ribonucleotide Reductase Subunit 1 as Gene Therapy Target."

Dr. Yen summarizes the current understanding of how R1 functions in cell proliferation and DNA damage repair. Moreover, he outlines the implications of the results of the Lorus study to our understanding of the mechanisms by which R1 contributes to the above processes and the potential application of R1 gene therapy in cancer treatment.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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